UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2015
☐ Transition Report on form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SouFun Holdings Limited

Full Name of Registrant

N/A

Former Name if Applicable

F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road

Address of Principal Executive Office (Street and Number)

Fengtai District, Beijing 100160, Peoples’ Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SouFun Holdings Limited (the “Company”) is unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) within the prescribed time period because the Company needs more time to prepare and review its consolidated financial statements. The Company expects to file the 2015 Form 20-F within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

SEC 1344 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kent Cangsang Huang	(86 10)	(5631-9668)
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has disclosed the following unaudited results of operations prepared internally by the Company for the fiscal year ended December 31, 2015 in a press release dated February 25, 2016, which was filed with the Commission on Form 6-K on February 26, 2016.

Total revenues were US$883.5 million for 2015, as compared to US$702.9 million for 2014. Operating loss was US$34.5 million for 2015, as compared to operating income of US$309.5 million for 2014. Net loss attributable to the Company’s shareholders was US$15.2 million for 2015, as compared to net income of US$253.2 million for 2014. Fully diluted earnings per ADS were loss of US$0.04 for 2015, as compared to US$0.57 for 2014.

SouFun Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 2, 2016	By:	/s/ Vincent Tianquan Mo
		Name:	Vincent Tianquan Mo
		Title:	Executive Chairman